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--------
 FORM 3                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
--------                              Washington, D.C. 20549

                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES




Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
             Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

    CS First Boston, Inc.
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    (Last)                (First)              (Middle)

    Park Avenue Plaza
    55 East 52nd Street
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                          (Street)
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    New York,              NY                   10055
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    (City)                (State)              (Zip)
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2.  Date of Event Requiring Statement (Month/Day/Year)

    9/14/96
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3.  IRS or Social Security Number of Reporting Person (Voluntary)

    13-2853402
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4.  Issuer Name and Ticker or Trading Symbol

    MK Rail Corporation (MKRL)
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5.  Relationship of Reporting Person(s) to Issuer
                        (Check all applicable)

    ____ Director                        _X__ 10% Owner
    ____ Officer (give title below)      _X__ Other (specify below)

    (Reporting Persons may be deemed members of a group.)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)

    ____ Form filed by One Reporting Person

    __X_ Form filed by More than One Reporting Person
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                                                        Table I--Non-Derivative Securities Beneficially Owned
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1.  Title of Security           2.  Amount of Securities Beneficially Owned   3.  Ownership Form: Direct  4.  Nature of Indirect
                                                                                  (D) or Indirect (I)         Beneficial
    (Instr. 4)                      (Instr. 4)                                    (Instr. 5)                  Ownership (Instr. 5)
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
    Common Stock, $0.01 par value   1,885,099 shares (a)                          I/D (a)                     By CS First Boston
                                                                                                              Securities Corporation
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    Common Stock, $0.01 par value   55,000 shares (b)                             I                           By CS First Boston
                                                                                                              Corporation
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see instruction
 5(b)(v).

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                                                                 SEC 1473 (7-96)
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FORM 3 (CONTINUED)       TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
                                    CONVERTIBLE SECURITIES)
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
1. Title of Derivative    2. Date Exer-       3. Title and Amount of       4. Conversion     5. Owner-      6. Nature of Indirect
   Security (Instr. 4)       cisable and         Securities Underlying        or Exercise       ship           Beneficial
                             Expiration          Derivative Security          Price of          Form of        Ownership
                             Date                (Instr. 4)                   Derivative        Derivative     (Instr. 5)
                             (Month/Day/                                      Security          Security:
                             Year)                                                              Direct
                             ------------------------------------------------------------       (D) or
                             Date      Expira-                  Amount                          Indirect
                             Exer-     tion                     or                              (I)
                             cisable   Date         Title       Number                          (Instr. 5)
                                                                of
                                                                Shares
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Explanation of Responses:

See page 4.                                                          CS First Boston, Inc.

                                                                     By:  /s/ Agnes F. Reicke                       10/30/96
                                                                          --------------------------------          --------
                                                                          **Signature of Reporting  Person            Date
**Intentional misstatements or omissions of facts constitute         Name: Agnes F. Reicke
  Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                            Title:  Deputy General Counsel,
                                                                            Director and Secretary
Note:  File three copies of this Form, one of which must be
       manually signed.  If space is insufficient,
       See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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                                                                 SEC 1473 (7-96)
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                            JOINT FILER INFORMATION

Name:                     CS First Boston Securities Corporation

Address:                  Park Avenue Plaza
                          55 East 52nd Street
                          New York, NY  10055

Designated Filer:         CS First Boston, Inc.

Date of Event
  Requiring Statement:    September 14, 1996

IRS Identification
  Number of
  Reporting Person:       13-2972600

Issuer and Ticker
  Symbol:                 MK Rail Corporation (MKRL)

                          CS First Boston Securities Corporation

Signature:                By:     /s/ Agnes F. Reicke
                                  ------------------------------

                          Name:   Agnes F. Reicke

                          Title:  Vice President and Secretary


Date:                       10/30/96
                          ------------



                                                                     Page 3 of 4
                                                                 SEC 1473 (7-96)

Names of Reporting
  Persons:                CS First Boston, Inc.
                          CS First Boston Securities Corporation

Address of Each of
  Reporting Persons:      Park Avenue Plaza
                          55 East 52nd Street
                          New York, NY 10055

Date of Event
  Requiring Statement:    September 14, 1996

Issuer and Ticker
  Symbol:                 MK Rail Corporation (MKRL)

                                ---------------

                           EXPLANATION OF RESPONSES

(a) Pursuant to an order of the United States Bankruptcy Court for the District of Delaware, dated August 26, 1996, the First Amended Plan of Reorganization of Morrison Knudsen Corporation ("MKC") under Chapter 11 of the Bankruptcy Code (the "Plan") was confirmed. Under the Plan, CS First Boston Securities Corporation ("CSFBSC"), a direct, wholly-owned subsidiary of CS First Boston, Inc. ("CSFBI"), and a joint filer with CSFBI of this Form 3, became entitled to receive 1,885,099 shares of Common Stock (the "Aggregate Proceeds"), comprised of 927,171 shares on account of debt owed by MKC and 957,928 shares on account of debt owed by American Passenger Rail Company, L.L.C., a Delaware limited liability company ("APRC"), an affiliate of MKC (the "APRC Proceeds"). The Aggregate Proceeds and the APRC Proceeds include 519,542 shares (the "Nomura Proceeds") which CSFBSC became entitled to receive under the Plan on behalf of Nomura Holding America, Inc. ("Nomura"), as a result of purchases of debt owed by APRC made pursuant to an oral agreement entered into between CSFBSC and Nomura in June 1996 (the "Nomura Agreement"). Under the Nomura Agreement, CSFBSC has agreed to irrevocably transfer, assign and convey to Nomura specified percentages of the debt owed by APRC and purchased by CSFBSC at various times, or the proceeds thereof (which constitute the Nomura Proceeds), upon the payment to CSFBSC by Nomura of the specified percentages of CSFBSC's actual cost of the related purchases, plus an amount based on CSFBSC's cost of carry of the purchases from the dates of such purchases. Upon the receipt of payment under the terms of the Nomura Agreement, CSFBSC will transfer, assign and convey the Nomura Proceeds to Nomura, and the Reporting Persons will have no further arrangements with Nomura with respect to the Nomura Proceeds or the securities of MK Rail, except to the extent the Nomura Proceeds are subject to the Stockholders Agreement described below. The Reporting Persons disclaim beneficial ownership of the Nomura Proceeds for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Plan required creditors of MKC, including CSFBSC, to be bound by the terms of a Stockholders Agreement dated as of June 20, 1996, and as amended by the First Amendment to the Stockholders Agreement dated as of July 25, 1996, between MK Rail and MKC (the "Stockholders Agreement"). The Stockholders Agreement provides that the shares of Common Stock received by CSFBSC and the other stockholders bound thereby (the "Stockholders") must be voted for certain nominees for election to MK Rail's board of directors. The Reporting Persons and the Stockholders may be deemed to constitute a group for purposes of Section 13(d)(3) of the Exchange Act because of the Stockholders Agreement. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by the Stockholders and disclaim that they constitute a group with the Stockholders for purposes of each of Section 13(d)(3) and Section 16 of the Exchange Act.

(b) CS First Boston Corporation ("CSFBC"), a direct, wholly-owned subsidiary of CSFBI, acts as a market maker in the Common Stock. As of the filing date, CSFBC held 55,000 shares of Common Stock in its trading account, acquired from time to time in open market transactions in the ordinary course of its market making activities.





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                                                                 SEC 1473 (7-96)